SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          SCHEDULE 13D*


            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      JPS PACKAGING COMPANY
                         (Name of Issuer)

              Common Stock, par value $.01 per share
                  (Title of Class of Securities)

                            46623H102
                          (CUSIP Number)

                       Mr. G. Kenneth Baum
                    George K. Baum Group, Inc.
                 120 West 12th Street, Suite 800
                   Kansas City, Missouri 64105
                          (816) 474-1100
   (Name, Address and Telephone Number of Persons Authorized to
               Receive Notices and Communications)

                         with copies to:

                      Richard N. Nixon, Esq.
                   Stinson, Mag & Fizzell, P.C.
                  1201 Walnut Street, Suite 2800
                   Kansas City, Missouri 64106
                          (816) 842-8600

                          June 30, 1998
     (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP NO.    46623H102
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          G. Kenneth Baum

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) __     Not Applicable
          (b) __

3    SEC USE ONLY

4    SOURCE OF FUNDS
          OO

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e) __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen


   NUMBER OF   7         SOLE VOTING POWER
    SHARES                    371,787
 BENEFICIALLY  8         SHARED VOTING POWER
   OWNED BY                   1,488,100
  REPORTING    9         SOLE DISPOSITIVE POWER
 PERSON WITH                  371,787

10   SHARED DISPOSITIVE POWER
          1,488,100

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,859,887

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES __     Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.50%

14   TYPE OF REPORTING PERSON
          IN

                           SCHEDULE 13D

CUSIP NO.    46623H102
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          William D. Thomas

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) __   Not Applicable
          (b) __

3    SEC USE ONLY

4    SOURCE OF FUNDS
          OO

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or (e) __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen


   NUMBER OF   7         SOLE VOTING POWER
    SHARES                    150,480
 BENEFICIALLY  8         SHARED VOTING POWER
   OWNED BY                   1,538,200
  REPORTING    9         SOLE DISPOSITIVE POWER
 PERSON WITH                  150,480

10   SHARED DISPOSITIVE POWER
        1,538,200

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,688,680

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES __ Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.41%

14   TYPE OF REPORTING PERSON
          IN

                           SCHEDULE 13D

CUSIP NO.    46623H102
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          George K. Baum Group, Inc.
           #43-1252188

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) __   Not Applicable
          (b) __

3    SEC USE ONLY


4    SOURCE OF FUNDS
          OO

5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or (e) __

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Missouri Corporation

   NUMBER OF   7         SOLE VOTING POWER
    SHARES                    1,488,100
 BENEFICIALLY  8         SHARED VOTING POWER
   OWNED BY                            0
  REPORTING    9         SOLE DISPOSITIVE POWER
 PERSON WITH                  1,488,100

10   SHARED DISPOSITIVE POWER
              0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,488,100

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES __ Not Applicable

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.80%

14   TYPE OF REPORTING PERSON
          CO

          This Schedule 13D is being filed to reflect the acquisition by the reporting persons of certain Shares (as defined below) as a result of the conversion on June 30, 1998, of all the outstanding shares of common stock, par value $.10 per share, of Sealright Co., Inc. (the "Sealright Shares"), into the right to receive, for each such Sealright Share, $11.00 in cash and 0.5 Shares pursuant to the consummation of an Agreement and Plan of Merger, dated as of March 2, 1998, by and among Huhtamaki Oy, Seal Acquisition Corporation and Sealright Co., Inc. (the "Merger Agreement"). For further information regarding the Merger Agreement, see the Registration Statement on Form S-4 filed by Sealright Co., Inc. with the Securities and Exchange Commission on June 9, 1998.

Item 1.  Security and Issuer.

          This Schedule 13D relates to the common stock, par value $.01 per share (the "Shares"), of JPS Packaging Company, a Delaware corporation (the "Company"), which has its principal executive offices at 9201 Packaging Drive, Desoto, Kansas 66018.

Item 2.  Identity and Background.

     (a) This Schedule 13D is being filed pursuant to Rule 13d-1 of the Securities and Exchange Act of 1934, as amended
          (the "Act"). It is filed in conformity with Rule 13d-1(f)(1) of the Act as a joint filing by G. Kenneth
          Baum, a natural person ("Mr. Baum"), William D. Thomas, a natural person ("Mr. Thomas"), and George K. Baum
          Group, Inc., a Delaware corporation ("GKB Group"), which has its principal office and principal business at 120 West 12th Street, Suite 800, Kansas City,
          Missouri 64105. GKB Group is a private investment company.

     (b)  The business address for Mr. Baum, Mr. Thomas and GKB
          Group is 120 West 12th Street, Suite 800, Kansas City,
          Missouri 64105.

     (c) Mr. Baum is Chairman of the Board of GKB Group, a private investment company with its principal place of business at 120 West 12th Street, Suite 800, Kansas City, Missouri 64105. Mr. Thomas is Senior Managing Director of George K. Baum Merchant Banc, L.L.C., an investment advisor with its principal place of business at 120 West 12th Street, Suite 800, Kansas City, Missouri 64105.

     (d)  During the last five years, none of Mr. Baum, Mr.
          Thomas or GKB Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the last five years, none of Mr. Baum, Mr.
          Thomas or GKB Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and therefore was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of any such proceeding.

     (f)  Mr. Baum and Mr. Thomas are citizens of the United
          States of America. GKB Group is a Missouri corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

          The Shares held by Mr. Baum, Mr. Thomas and GKB Group were acquired as a result of the consummation of the Merger Agreement on June 30, 1998 (the "Merger Date"). Pursuant to the terms of the Merger Agreement, each Sealright Share was converted into the right to receive $11.00 in cash and 0.5 Shares.

          As of the Merger Date, Mr. Baum, Mr. Thomas and GKB Group held certain Sealright Shares as follows: (i) Mr. Baum held 743,575 Sealright Shares directly through his living trust of which he is the sole trustee and beneficiary (these shares were converted into approximately $8,179,325 in cash and 371,787 Shares pursuant to the Merger Agreement); (ii) Mr. Thomas held 300,960 Sealright Shares directly through his trust of which he is the sole trustee and beneficiary and 100,200 Sealright Shares indirectly through his wife who held 100,000 Sealright Shares directly and 200 Sealright Shares as custodian for Mr. Thomas' son and daughter (these shares were converted into approximately $4,412,760 in cash and 200,580 Shares pursuant to the Merger Agreement); and (iii) GKB Group held 2,976,200 Sealright Shares (these shares were converted into approximately $32,738,200 in cash and 1,488,100 Shares pursuant to the Merger Agreement).

          The price per share of the Sealright Shares on the Nasdaq National Market at the close of trading on June 30, 1998, as reported in the Wall Street Journal, was $12.875.

Item 4.  Purpose of Transaction.

          Mr. Baum, Mr. Thomas and GKB Group received the Shares reported herein as a result of, and in order to effectuate, the merger of Seal Acquisition Corporation and Sealright Co., Inc. Mr. Baum, Mr. Thomas and GKB Group currently intend to hold the Shares received for investment purposes.

          Although no reporting person has any specific plan or proposal to acquire or dispose of Shares, consistent with its investment purpose, each reporting person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the reporting person and/or other investment considerations. No reporting person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

          Also, consistent with their investment intent, the reporting persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

          Except to the extent the foregoing may be deemed a plan or proposal, neither Mr. Baum, Mr. Thomas nor GKB Group has any present plans or proposals which would relate to or result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of
          1934; or

     (j) any action similar to any of those enumerated in (a) through (i) above.

Item 5.  Interest in Securities of the Issuer.

          As of August 7, 1998:

          (a)  Amount beneficially owned/Percent of class:

               (i) G. Kenneth Baum beneficially owned 1,859,877 shares (or 33.50%) of the 5,552,705 shares outstanding on August 7, 1998. This number includes:

                    371,787 (6.69%)     sharesowned directly by
                                        him through his living
                                        trust of which he is sole
                                        trustee and beneficiary.

                    1,488,100 (26.80%)  shares owned by George K.
                                        Baum Group, Inc. of which
                                        Mr. Baum is an officer, a
                                        director and the
                                        controlling stockholder.

               (ii) William D. Thomas beneficially owned
                    1,688,680 shares (or 30.41%) of the 5,552,705
                    shares outstanding on August 7, 1998. This number includes:

                    150,480   (2.71%)   shares owned directly by
                                        him through his trust of
                                        which he is the sole
                                        trustee and beneficiary.

                    50,000    (0.90%)   shares owned by his wife,
                                        Mary Jean Thomas.*

                        50    (0.00%)   shares owned by Mary Jean
                                        Thomas, his wife, as
                                        custodian for his
                                        daughter.*

                        50    (0.00%)   shares owned by Mary Jean
                                        Thomas, his wife, as
                                        custodian for his son.*

                    1,488,100 (26.80%)  shares owned by George K.
                                        Baum Group, Inc. of which
                                        Mr. Thomas is an officer
                                        and a director.

               * William D. Thomas disclaims beneficial interest in the shares owned directly by Mary Jean Thomas and by Mary Jean Thomas as custodian for his son and daughter, but includes them herein.

               (iii)     George K. Baum Group, Inc. beneficially
                         owned 1,488,100 shares (or 26.80%) of
                         the 5,552,705 shares outstanding on
                         August 7, 1998.

     (b)  Number of shares of which such person has:

               (i)  sole power to vote or to direct the vote:
                    1.   371,787 shares with respect to G.
                         Kenneth Baum.
                    2.   150,480 shares with respect to William
                         D. Thomas.
                    3.   1,488,100 shares with respect to George
                         K. Baum Group, Inc.


               (ii) shared power to vote or to direct the vote:
                    1.   1,488,100 shares with respect to G.
                         Kenneth Baum.
                    2.   1,538,200 shares with respect to William
                         D. Thomas.
                    3.   0 shares with respect to George K. Baum
                         Group, Inc.

               (iii)     sole power to dispose or to direct the
                         disposition of:
                    1.   371,787 shares with respect to G.
                         Kenneth Baum.
                    2.   150,480 shares with respect to William
                         D. Thomas.
                    3.   1,488,100 shares with respect to George
                         K. Baum Group, Inc.

               (iv) shared power to dispose or to direct the
                    disposition of:
                    1.   1,488,100 shares with respect to G.
                         Kenneth Baum.
                    2.   1,538,200 shares with respect to William
                         D. Thomas.
                    3.   0 shares with respect to George K. Baum
                         Group, Inc.

     (c)  See Items 3 and 4 above.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

               None.


Item 7.   Material to Be Filed as Exhibits.

          The following material is filed as an Exhibit to this
Schedule 13D:

          1. Joint Filing Agreement, dated August 25, 1998, between G. Kenneth Baum, William D. Thomas and
               George K. Baum Group, Inc.


                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 25, 1998.


                                   /s/ G. Kenneth Baum
                                   G. Kenneth Baum


                                   /s/ William D. Thomas
                                   William D. Thomas


                                   GEORGE K. BAUM GROUP, INC.

                                   By: /s/ William D. Thomas
                                      Name: William D. Thomas
                                      Title: President